Exhibit 99.1

Neptune Announces Initial Launch of Sprout Products in Canada

LAVAL, QC, July 27, 2021 /CNW Telbec/ -  Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified health and wellness company focused on plant-based, sustainable lifestyle brands, announced the initial launch of Sprout Organic Foods products into Canada in Metro grocery stores in the province of Ontario.

This initial launch of Sprout Food organic toddler snacks includes four new SKUs and is featured in the Metro in-store flier.  The initial launch includes Broccoli Curlz and White Cheddar Curlz toddler snacks as well as Blueberry Apple and Pumpkin Butter & Jelly Wafflez toddler snacks.  Later this summer, the Company will expand its Metro offerings with additional SKUs from its Crinklez toddler snacks.

Neptune Wellness acquired a majority stake in Sprout in February 2021 as a strategic acquisition to diversify its health and wellness brand portfolio to leverage against the Company's expansive retail distribution network.  Since the acquisition, the Company has expanded Sprout baby foods and toddler snacks into substantially all Target U.S. stores, Walmart.com, and other retail outlets.  Sprout's expanded distribution into Metro stores is a continuation of the Company's strategy to grow sales through retail channel expansion utilizing Neptune's deep international expertise.  Additionally, the Company will leverage its licensing agreement with CoComelon, the number one children's learning and entertainment show in the world with more than 100 million YouTube subscribers, later this year.

Sprout baby foods and toddler snacks are made from 100% certified organic, non-GMO ingredients. For more information visit the Sprout Food website at www.sproutorganicfoods.com.

About Neptune Wellness

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.  Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the timing for filing of the annual financial statements, the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release

View original content:https://www.prnewswire.com/news-releases/neptune-announces-initial-launch-of-sprout-products-in-canada-301341925.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2021/27/c0388.html

%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 27-JUL-21